Datalink Corporation

8170 Upland Circle

Chanhassen, MN  55317

November 15, 2007

Attn: Ms. Melissa Walsh
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Datalink Corporation (File No. 000-29758)
Form 10-K report for fiscal year ended December 31, 2006
Form 10-Q for the quarterly period ended June 20, 2007

Dear Ms. Walsh:

We are writing in response to the Staff’s comments expressed in your November 1, 2007 letter regarding the above referenced filings and our response letters filed September 14, 2007 and October 19, 2007.

Form 10K for the fiscal year ended December 31, 2006

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 39

1.             Comment: We note your response to prior comment 1 in your letter dated October 19, 2007 of your basis for using the amounts on your customers’ purchase orders to separate Product Sales from Service Sales on the face of your Statements of Operations.  Please further substantiate why you believe your methodology is an appropriate and rational method.  In this regard, please address the following:

•                  Explain why the price that one of your competitors charge as an objective and reliable source of evidence.  As part of your response, elaborate on how you become aware of these prices and your process for monitoring your competitor’s pricing.  Confirm that this competitor’s pricing is sufficiently reliable.  Tell us how your competitor’s as well as the vendor’s, pricing compares to the prices you establish;

•                  You indicate in response to prior comment 1 in your letter dated September 15, 2007 that you have evidence of fair value for your product.  Explain how you establish this fair value.  Tell us whether the fair value is the price of the product when it is regularly sold separately.  To the extent that this value represents VSOE pursuant to SOP 97-2, tell us what consideration you gave to using this value for Product Sales in your allocation methodology; and

•                  Explain whether you considered an allocation methodology based on the relative fair value of your product sales, based on VSOE, and your installation and consulting services, based on other objective and reliable evidence.

                Response:  When we establish the hourly or daily price we charge for installation and consulting services we look at several factors:

•                  What our competitors charge for the same services.  There are hundreds of resellers providing similar services in the United States.  When we compete with these other resellers, our sales force (consisting of over 100 employees in 21 locations in the U.S.) gains knowledge of our competitors’ rates for sales installation and consulting services.  We also gather information on rates through hiring sales and engineering employees, many of which had previously worked for one of our competitors and through acquisition activity.

•                  What our vendors charge for the same service.  Through our vendor purchase agreements, we have access to our vendor’s price book.  Therefore, we know the price per hour or per day that our vendor would charge the customer for the service.  As we mentioned in our previous response, our customer has the option to buy only the product through us and to purchase the services directly from our vendor or our competitors.  Therefore, we are confident that the prices we charge for these services are comparable with the prices at which our customer could purchase identical services directly from our vendors and competitors.

We do not perform a VSOE analysis on product sales.  It is unusual for the customer to purchase product only from us since storage products need installation and maintenance.  Customers usually purchase at least one of these two services from us with the product.  However, we do track our product gross margins by vendor on a monthly, quarterly and yearly basis.  This demonstrates that product gross margins for our individual major vendors fall within a one to two percentage point variation on a year over year basis.

We believe that the price we charge for the products represents fair value for the reasons outlined above.  We know the prices that our competitors and vendors charge for the products.  We do not believe that our customers would pay significantly more for a product purchased from us than the price offered by our competitor or vendor.

If you have any questions or comments, or would like to discuss this, please call me at (952) 279-4816.

Sincerely,

Datalink Corporation

/s/ Gregory T. Barnum
Gregory T. Barnum
Chief Financial Officer

cc:  Jeffrey C. Robbins, Esq.